SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             General Housewares Corp.
                                 (Name of Issuer)

                         Common Stock, par value $.33-1/3
                          (Title of Class of Securities)

                                    370073108
                                  (Cusip Number)

John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 15, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 276,700 shares, which constitutes approximately 7.2% of the total number of shares outstanding, based on 3/31/98 outstanding of 3,818,303 (the number of shares reported as "outstanding" on the cover page of the Company's First Quarter Form 10-Q is not being used as it apparently includes treasury shares).

1.       Name of Reporting Person:

         Sandera Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 276,700
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 276,700

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         276,700

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 7.2%

14.      Type of Reporting Person: PN

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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 8, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.33-1/3 per share (the "Stock"), of General Housewares Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

         SOURCE OF FUNDS          AMOUNT OF FUNDS

         Working Capital (1)      $ 2,931,286.51

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)

         Reporting Persons

         Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 276,700 shares of the Stock, which constitutes approximately 7.2% of the 3,818,303 shares of the Stock outstanding.

         Controlling Persons

         Each of (1) SCM, as the sole general partner of the Reporting Person, and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,700 shares of the Stock, which constitutes approximately 7.2% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Capital, each of (1) Bricker, (2) C. Hunt, and (3) Schwarz, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,700 shares of the Stock, which constitutes approximately 7.2% of the 3,818,303 shares of the Stock outstanding.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,700 shares of the Stock, which constitutes approximately 7.2% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 276,700 shares of the Stock, which constitutes approximately 7.2% of the 3,818,303 shares of the Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Person

         Acting through its general partner, SCM, the Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 276,700 shares of the Stock.

         Controlling Persons

         Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 276,700 shares of the Stock.

         In their capacities as controlling persons of Capital, each of (1) Bricker, (2) C. Hunt, and (3) Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 276,700 shares of the Stock.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 276,700 shares of the Stock.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 276,700 shares of the Stock.

         (c)

         Since its last Schedule 13D filing, the Reporting Person has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:


                        NUMBER OF      PRICE PER
         DATE           SHARES         SHARE

         04/21/98       35,000         $10.21
         04/22/98        1,900         $10.13
         05/15/98        3,000         $10.16

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     May 18, 1998



                        SANDERA PARTNERS, L.P.


                           By: Sandera Capital Management, L.P., its
                               general partner


                             By: Sandera Capital, L.L.C., its
                                 general partner


                                By: /s/ John A. Bricker, Jr.
                                  John A. (Pete) Bricker, Jr., President











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EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), previously filed.